                         May 30, 2012

BY EDGAR

Mary A. Cascio

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Province of New Brunswick

Registration Statement under Schedule B

File No. 333-180390

Filed March 28, 2012

Form 18-K for the Fiscal Year ended March 31, 2011, as amended

File No. 033-34344

Filed December 16, 2011 and amended December 20, 2011, February 9, 2012 and

April 3, 2012

Dear Ms. Cascio:

On behalf of our client, the Province of New Brunswick (the “Province”), we hereby acknowledge receipt of the comment letter dated April 20, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced Registration Statement under Schedule B (the “Registration Statement”) and Form 18-K, as amended. On behalf of the Province, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Province’s responses.

The Province has today filed with the Commission, by EDGAR, Amendment No. 1 to the Registration Statement under Schedule B (the “Amended Registration Statement”). References in this letter to the “Prospectus” are to the prospectus contained in the Amended Registration Statement.

Province of New Brunswick

Registration Statement under Schedule B

File No. 333-180390

RESPONSES TO STAFF COMMENTS

Schedule B

General

1.	Please update all financial information to provide the most recent information available. In connection with this comment, please add disclosure discussing any material impact of the current European financial crisis in terms of its effect upon the Province of New Brunswick to date and the projected effect on future economic activity and government funding. Also, please add disclosure discussing any material consequences of the economic situation in the United States in terms of its impact upon New Brunswick to date and the projected impact on future economic activity and government funding.

Response: The Province confirms that the Amended Registration Statement contains the most recent financial information available. The Province does not have any significant direct trade exposure that it believes will be impacted by the current European financial crisis. The Province’s economic forecasts also reflect the current and expected economic conditions in the United States over the medium-term. The Province will continue to ensure that material developments relating to the effects on the Province’s economic activity and government funding as a result of the European financial crisis and the economic situation in the United States, and the Province’s response thereto, are timely disclosed in the Province’s Form 18-Ks and Form 18-K/As filed with the Commission.

Calculation of Registration Fee

2.	In the “Calculation of Registration Fee” table, the “Amount to be registered” is stated to be “$1,000,000,000” and you indicate in footnote (3) that such amount is in U.S. dollars. To avoid confusion, please indicate in the “Amount to be registered” column that the amount is U.S.$1,000,000,000. Please make the same change in the “Proposed maximum aggregate offering price,” the “Amount of registration fee” columns and to the dollar amounts referred to in footnote (2).

Response: The Province acknowledges the Staff’s comment and has revised the “Calculation of Registration Fee” table and the corresponding footnotes. Please see page 1 of the Amended Registration Statement.

Forward-Looking Statements, page 4

3.	Please revise this section to remove any language that may be read as a disclaimer of the information contained in your prospectus. See, for example, the statement that the reader “should not place undue reliance” on forward-looking statements.

Province of New Brunswick

Registration Statement under Schedule B

File No. 333-180390

Response: The Province acknowledges the Staff’s comment and has revised the section entitled “Forward-Looking Statements.” Please see page 4 of the Prospectus.

Description of Debt Securities

General, page 5

4.	You indicate the debt securities will be issued under the authority of the Provincial Loans Act and Orders of the Lieutenant-Governor in Council and of the Minister of Finance of the Province and, where required, under a loan act or the Electricity Act. Please describe the material terms of those statutes as they may apply to an offering of your securities and the circumstances in which a loan act or the Electricity Act would be required for the issuance of debt securities.

Response: A Loan Act authorizes the Lieutenant-Governor in Council, by order, to borrow up to a fixed amount of money on behalf of the Province based on the budgeted financial requirements of the Province. A Loan Act is adopted each budget term for purposes of such borrowing. Similarly the Electricity Act authorizes the Province to borrow money on behalf of the New Brunswick Electric Finance Corporation. Once authorized by a Loan Act or the Electricity Act, the Provincial Loans Act prescribes the procedures by which monies may be borrowed or refinanced under the authority of such acts.

Legal Matters, page 14

5.	Supplementally discuss how issuance of a legality opinion by the province’s Attorney General’s office would affect an investor’s ability to pursue or enforce a claim under the legality opinion.

Response: The issuance of a legality opinion by the Province’s Attorney General’s office does not adversely affect an investor’s ability to pursue or enforce a claim under such legality opinion.

Schedule B under Registration Statement No. 333-139308

Undertakings, page II-2

6.	In your prior Schedule B (Registration Statement No. 333-139308), undertaking (c) required you “to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering [.]” Please explain why this was not done with the $633,250,000 of debt securities remaining unsold under Registration Statement No. 333-139308.

Response: The Province acknowledges the Staff’s comment and respectfully directs the Staff to the disclosure in the paragraph below the “Calculation of

Province of New Brunswick

Registration Statement under Schedule B

File No. 333-180390

Registration Fee” table and the disclosure in the section entitled “Explanatory Note.” In such disclosure, the Province indicates, as permitted by Rule 429 under the Securities Act of 1933, as amended, that the Prospectus is a combined prospectus which relates to the US$633,350,000 aggregate principal amount of unsold Debt Securities registered under Registration Statement No. 333-139308 and US$1,000,000,000 aggregate principal amount of Debt Securities being registered by the Registration Statement. The Province intends to carry forward the value of the unsold Debt Securities from Registration Statement No. 333-139308 in reliance on Rule 429. However, in the event the Province decides to terminate offering such Debt Securities, it will remove such Debt Securities from registration by means of a post-effective amendment.

Form 18-K

Exhibit 99.1

Foreign Exports of Commodities, pages 14-15; Foreign Imports of Commodities, page 15

7.	Please identify the major countries, other than the U.S., to which you export commodities, including the percentage amount you export and what you export to each such country, including the U.S. Please identify the major countries from which you import commodities, also including the percentage amount you import and what you import from each such country.

Response: As disclosed on page 15 of the Province’s Form 18-K, in 2010, the United States purchased an aggregate of 87.4% of the Province’s commodity exports, consisting predominately of petroleum products. No other country accounted for more than 5% of the Province’s commodity exports. The Province is not dependent on any one country for its principal imported commodities. The Province’s principal imported commodity is petroleum which is a global commodity and the Province’s sourcing of such commodity will fluctuate based on price, delivery terms and other geopolitical issues. Based on the foregoing, the Province respectfully submits that it is not necessary to revise its current disclosure. However, the Province will continue to monitor the composition and significance of its imports and exports and will make appropriate disclosure in the Province’s Form 18-Ks and Form 18-K/As filed with the Commission.

Labour Force, page 17

8.	In the table entitled “Labour Force” on page 17, you have a category for “Participation Rate.” Please explain what this term means.

Response: The Participation Rate is defined in Statistics Canada’s publication 71-001-X Labour Force Information as:

Province of New Brunswick

Registration Statement under Schedule B

File No. 333-180390

“The participation rate represents the labour force expressed as a percentage of the population 15 years of age and over. The participation rate for a particular group (age, sex, etc.) is the labour force in that group expressed as a percentage of the population for that group.”

The Province believes that such term is a widely used and understood term in statistical economics.

Fiscal Equalization Payments, page 26

9.	We note that fiscal equalization payments accounted for 25.8% of total ordinary revenue for the province for the fiscal year ended March 31, 2010 and 23.7% of the total ordinary revenue for the province for the fiscal year ended March 31, 2011. Please discuss whether these payments are discretionary or mandatory on the part of the federal government and how the amount of the payment to the province is determined for each year.

Response: The principle of making equalization payments is enshrined in Section 36(2) of The Constitution Act, 1982. Equalization payments are mandatory, unconditional, annual transfers that are calculated using a 10-province standard based on a three-year weighted moving average of data that is lagged two years. Estimates for provincial equalization entitlements are determined annually and paid to provinces on a monthly basis and are not subject to revision.

Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”) funding, page 26

10.	You indicate that under CHT and CST for the fiscal year ended March 31, 2010, major health and social transfers totaled $822.3 million which accounted for 12.5% of your total ordinary revenue and for the fiscal year ended March 31, 2011, major health and social transfers totaled $831.6 million which accounted for 11.9% of your total ordinary revenue. Apparently, starting in 2014-2015, the CHT “will be allocated on an equal per capita basis.” Please discuss how allocation of the CHT on an equal per capita basis will affect your funding under that program, if at all.

Response: The allocation of the CHT on an equal per capita basis starting in 2014-2015 will have an estimated negative impact of $18 million annually, which has been reflected in the Province’s revenue estimates.

Form 18K-A

Amendment No.3 to Annual Report

General

Province of New Brunswick

Registration Statement under Schedule B

File No. 333-180390

11.	Recent press articles have reported on demographic concerns in New Brunswick and their effect on the economy of the province. See, for example, http://www.cbc.ca/news/canada/new-brunswick/story/2012/01/24/nb-higgs-alward-meeting-1100.html. Please consider adding disclosure to discuss these issues and any measures the province has undertaken to address them.

Response: The Province has in the past taken measures to address adverse demographic trends in the Province and statistics over the last several years have indicated a reversal of those trends. As a result, the Province respectfully submits that it does not believe that any additional disclosure is necessary. However, the Province will continue to monitor such concerns and will make appropriate disclosure in the Province’s Form 18-Ks and Form 18-K/As filed with the Commission.

Exhibit 99.7

2012-2013 Economic Outlook, page 8, page 10

12.	We note your observations that cutbacks in public sector capital spending, along with the absence of any major projects, will prevent overall investment from contributing any substantial amount to economic growth, and the contribution of government expenditures to economic growth will continue to be minimal in 2012 due to fiscal restraint by all levels of government. Given the amount the federal government appears to have contributed to the province over the years, please describe how you plan to address any possible shortfalls the province may incur due to these cutbacks and spending curbs.

Response: The Province’s revenue estimates reflect the December 2011 announcement by the federal government regarding federal transfer funding. Over the medium-term, such announcement will not have an impact on the Province’s multi-year fiscal projections as the announcement reaffirmed existing legislative provisions or extended current growth rates. The Province will continue to ensure that material developments relating to the effects of federal government cutbacks and spending curbs on the Province are timely disclosed in the Province’s Form 18-Ks and Form 18K/As filed with the Commission.

The Province acknowledges the Staff’s response protocol as well as the other matters set forth in the closing paragraphs of the Comment Letter, including that any request for acceleration must be submitted at least two business days prior to the requested effective date.

We appreciate the Staff’s assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at (416) 360-2974.

Sincerely,

/s/ Jason R. Lehner
Jason R. Lehner

Enclosures

cc:	Leonard Lee-White
Ann Boies
Province of New Brunswick